

Sit Mutual Funds

Monthly Fund Performance
as of February 28, 2023

Performance as of February 28, 2023

SIT EQUITY FUNDS

	Three Month[1]	Six Month[1]	Average Annual Returns One Year	Average Annual Returns Three Year	Average Annual Returns Five Year	Average Annual Returns Ten Year	30-Day SEC Yield (Subsidized)[2]	30-Day SEC Yield (Unsubsidized)[2]
Balanced (SIBAX)	**-1.73%**	**-1.20%**	**-11.09%**	**5.42%**	**5.78%**	**7.68%**		
S&P 500® Index[3]	-2.28	1.26	-7.69	12.15	9.82	12.25		
Bloomberg Aggregate Bond Index[4]	-0.04	-2.13	-9.72	-3.77	0.53	1.12		
Dividend Growth (SDVGX) Class I	**-3.62**	**2.07**	**-4.42**	**12.36**	**9.03**	**10.78**	**1.50%**	**1.17%**
Dividend Growth (SDVSX) Class S	**-3.71**	**1.94**	**-4.71**	**12.06**	**8.76**	**10.50**	**1.25**	**0.92**
S&P 500® Index[3]	-2.28	1.26	-7.69	12.15	9.82	12.25		
Global Div. Growth[5] (GDGIX) Class I	**-2.17**	**2.57**	**-7.23**	**9.12**	**6.98**	**7.46**	**1.21**	**0.95**
Global Div. Growth[5] (GDGSX) Class S	**-2.23**	**2.44**	**-7.49**	**8.82**	**6.70**	**7.19**	**0.96**	**0.70**
MSCI World Index[6]	0.06	4.04	-7.33	9.90	6.88	8.77		
Small Cap Div. Growth[7] (SSCDX) Class I	**2.72**	**8.02**	**-3.00**	**11.92**	**6.96**	**—**	**1.25**	**0.88**
Small Cap Div. Growth[7] (SDFSX) Class S	**2.66**	**7.88**	**-3.19**	**11.61**	**6.69**	**—**	**0.99**	**0.63**
Russell 2000® Index[8]	0.89	3.63	-6.02	10.08	6.01	—		
ESG Growth (IESGX) Class I	**-0.70**	**5.37**	**-7.97**	**7.03**	**6.05**	**—**		
ESG Growth (SESGX) Class S	**-0.77**	**5.22**	**-8.20**	**6.73**	**5.77**	**—**		
MSCI World Index[6]	0.06	4.04	-7.33	9.90	6.88	—		
Large Cap Growth (SNIGX)	**-2.63**	**-2.27**	**-13.61**	**10.70**	**9.75**	**12.14**		
Russell 1000® Growth Index[9]	-1.15	-1.24	-13.34	12.06	11.54	14.26		
Mid Cap Growth (NBNGX)	**0.47**	**5.12**	**-8.52**	**8.71**	**7.95**	**9.23**		
Russell Midcap® Growth Index[10]	1.19	5.31	-8.31	8.66	8.74	11.45		
International Growth[5] (SNGRX)	**1.29**	**8.14**	**-8.92**	**5.14**	**2.90**	**4.00**		
MSCI EAFE Index[11]	5.93	12.58	-3.14	6.84	2.64	4.83		
Small Cap Growth[7] (SSMGX)	**2.64**	**4.30**	**-9.36**	**10.40**	**7.87**	**8.50**		
Russell 2000® Growth Index[12]	1.78	3.06	-7.92	6.51	5.06	9.31		
Dev. Markets Growth[5] (SDMGX)	**2.25**	**4.12**	**-9.63**	**1.17**	**-1.05**	**1.30**		
MSCI Emerging Markets Index[13]	-0.85	-3.03	-17.70	-1.40	-4.21	-0.89		

SIT FIXED-INCOME FUNDS

	Three Month[1]	Six Month[1]	Average Annual Returns One Year	Average Annual Returns Three Year	Average Annual Returns Five Year	Average Annual Returns Ten Year	30-Day SEC Yield (Subsidized)[2]	30-Day SEC Yield (Unsubsidized)[2]	Taxable Equivalent Yield
U.S. Gov't Securities[14] (SNGVX) Class S	**0.13%**	**-1.58%**	**-3.79%**	**-1.36%**	**0.76%**	**0.70%**	**3.88%**	**3.88%**	
U.S. Gov't Securities[14] (SNGYX) Class Y[15]	**0.20**	**-1.46**	**-3.58**	**-1.11**	**—**	**—**	**4.13**	**4.13**	
Bloomberg Interm. Govt. Bond Index[16]	-0.40	-1.56	-6.27	-2.43	0.68	0.67			
Quality Income[14] (SQIFX) Class S	**0.55**	**-0.30**	**-1.48**	**0.63**	**1.47**	**1.00**	**3.78**	**3.68**	
Quality Income[14] (SQIYX) Class Y[17]	**0.61**	**-0.18**	**—**	**—**	**—**	**—**	**4.04**	**4.04**	
Bloomberg U.S. 1-3 Year Gov't/Credit Index[18]	0.24	-0.29	-2.51	-0.75	1.00	0.87			
Tax-Free Income[19] (SNTIX) Class S	**1.08**	**0.12**	**-8.50**	**-2.81**	**0.50**	**2.20**	**3.28**	**3.28**	**5.55%[20]**
Tax-Free Income[19] (SNTYX) Class Y[21]	**1.14**	**0.24**	**-8.28**	**—**	**—**	**—**	**3.54**	**3.54**	**5.98[20]**
Bloomberg 5-Year Municipal Bond Index[22]	0.49	0.20	-2.48	-0.87	1.35	1.44			
Minnesota Tax-Free Income[19,23] (SMTFX)	**0.88**	**0.77**	**-6.42**	**-2.28**	**0.82**	**1.81**	**3.12**	**3.12**	**6.33[24]**
Bloomberg 5-Year Municipal Bond Index[22]	0.49	0.20	-2.48	-0.87	1.35	1.44			

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers (if applicable). Without the fee waivers total return and yield figures would have been lower. Returns

Total Return by Calendar Year

	2014	2015	2016	2017	2018	2019	2020	2021	2022	YTD 2023
Balanced	**9.15%**	**2.25%**	**4.60%**	**17.74**	**-2.73%**	**20.69%**	**20.74%**	**17.15%**	**-20.84%**	**2.35%**
S&P 500® Index[3]	13.69	1.38	11.96	21.83	-4.38	31.49	18.40	28.71	-18.11	3.69
Bloomberg Aggregate Bond Index[4]	5.97	0.55	2.65	3.54	0.01	8.72	7.51	-1.54	-13.01	0.41
Dividend Growth Class I	**12.12**	**0.51**	**10.73**	**20.24**	**-6.57**	**29.10**	**13.97**	**27.98**	**-11.95**	**0.52**
Dividend Growth Class S	**11.79**	**0.25**	**10.49**	**19.88**	**-6.79**	**28.84**	**13.67**	**27.67**	**-12.20**	**0.44**
S&P 500® Index[3]	13.69	1.38	11.96	21.83	-4.38	31.49	18.40	28.71	-18.11	3.69
Global Dividend Growth[5] Class I	**4.03**	**-0.93**	**4.96**	**19.75**	**-9.63**	**26.70**	**16.00**	**23.59**	**-18.04**	**2.29**
Global Dividend Growth[5] Class S	**3.76**	**-1.21**	**4.71**	**19.54**	**-9.93**	**26.41**	**15.77**	**23.26**	**-18.26**	**2.20**
MSCI World Index[6]	4.94	-0.87	7.51	22.40	-8.71	27.67	15.90	21.82	-18.14	4.50
Small Cap Dividend Growth[7] Class I	—	**-6.51[25]**	**20.59**	**13.69**	**-17.07**	**27.11**	**16.20**	**23.58**	**-17.07**	**8.39**
Small Cap Dividend Growth[7] Class S	—	**-6.69[25]**	**20.31**	**13.42**	**-17.29**	**26.70**	**16.00**	**23.27**	**-17.35**	**8.40**
Russell 2000® Index[8]	—	-8.37[25]	21.31	14.65	-11.01	25.53	19.96	14.82	-20.44	7.89
ESG Growth Class I	—	—	**2.01[26]**	**23.72**	**-7.36**	**26.41**	**15.90**	**19.95**	**-21.00**	**3.79**
ESG Growth Class S	—	—	**1.88[26]**	**23.47**	**-7.65**	**26.06**	**15.62**	**19.66**	**-21.24**	**3.75**
MSCI World Index[6]	—	—	6.81[26]	22.40	-8.71	27.67	15.90	21.82	-18.14	4.50
Large Cap Growth	**10.97**	**4.47**	**4.36**	**27.83**	**-3.11**	**32.81**	**33.94**	**28.54**	**-28.18**	**4.47**
Russell 1000® Growth Index[9]	13.05	5.67	7.08	30.21	-1.51	36.39	38.49	27.60	-29.14	7.05
Mid Cap Growth	**6.01**	**-2.22**	**3.10**	**19.01**	**-7.25**	**30.21**	**33.08**	**16.09**	**-24.03**	**5.57**
Russell Midcap® Growth Index[10]	11.90	-0.20	7.33	25.27	-4.75	35.47	35.59	12.73	-26.72	7.65
International Growth[5]	**-7.88**	**4.86**	**-6.66**	**24.02**	**-16.27**	**26.17**	**18.63**	**11.87**	**-22.03**	**4.86**
MSCI EAFE Index[11]	-4.90	-0.81	1.00	25.03	-13.79	22.01	7.82	11.26	-14.45	5.84
Small Cap Growth[7]	**1.46**	**-2.66**	**3.56**	**15.71**	**-10.71**	**29.17**	**35.93**	**16.24**	**-25.55**	**8.56**
Russell 2000® Growth Index[12]	5.60	-1.38	11.32	22.17	-9.31	28.48	34.63	2.83	-26.36	8.76
Developing Markets Growth[5]	**-7.79**	**-15.88**	**3.59**	**43.23**	**-14.75**	**19.77**	**23.14**	**-8.87**	**-17.18**	**3.66**
MSCI Emerging Markets Index[13]	-4.63	-16.96	8.58	34.35	-16.64	15.43	15.84	-4.59	-22.37	0.80

	2014	2015	2016	2017	2018	2019	2020	2021	2022	YTD 2023
U.S. Government Securities[14] Class S	**2.22%**	**1.42%**	**0.69%**	**1.33**	**1.77%**	**3.34%**	**3.62%**	**-0.96%**	**-4.45%**	**0.25%**
U.S. Government Securities[14] Class Y[15]	—	—	—	—	—	—	**3.92**	**-0.71**	**-4.33**	**0.39**
Bloomberg Interm. Govt. Bond Index[16]	2.52	1.18	1.05	1.14	1.43	5.20	5.73	-1.69	-7.73	-0.17
Quality Income[14] Class S	**0.68**	**-0.27**	**0.79**	**1.16**	**0.90**	**3.13**	**2.96**	**1.47**	**-1.66**	**0.46**
Quality Income[14] Class Y[17]	—	—	—	—	—	—	—	—	**-1.33[27]**	**0.50**
Bloomberg U.S. 1-3 Year Gov't/Credit Index[18]	0.77	0.65	1.28	0.84	1.60	4.03	3.33	-0.47	-3.69	0.05
Tax-Free Income[19] Class S	**14.60**	**3.91**	**0.64**	**7.68**	**0.70**	**7.08**	**4.01**	**3.25**	**-12.84**	**1.02**
Tax-Free Income[19] Class Y[21]	—	—	—	—	—	—	—	**1.43[28]**	**-12.62**	**1.06**
Bloomberg 5-Year Municipal Bond Index[22]	3.19	2.43	-0.39	3.14	1.69	5.45	4.29	0.34	-5.26	0.04
Minnesota Tax-Free Income[19,23]	**9.91**	**3.54**	**0.14**	**5.83**	**1.03**	**6.70**	**3.58**	**2.65**	**-10.58**	**0.69**
Bloomberg 5-Year Municipal Bond Index[22]	3.19	2.43	-0.39	3.14	1.69	5.45	4.29	0.34	-5.26	0.04

do not reflect the deduction of the 2% redemption fee imposed on some Funds if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

End notes & disclosures appear on back page.



(1) 3-month and 6-month returns are not annualized.

(2) The SEC yield is a standardized calculation and reflects the net investment income earned by the fund during the most recent 30-day period expressed as an annual percentage rate. Unsubsidized SEC Yield represents what the fund's 30-day SEC Yield would have been had no fee waivers been in place over the period.

(3) The S&P 500® Index is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

(4) The Bloomberg Aggregate Bond Index is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

(5) Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

(6) The MSCI World Index is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The index consists of 24 developed market country indices (as of 12/31/12). It is not possible to invest directly in an index.

(7) The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility.

(8) Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group.

(9) The Russell 1000® Growth Index is an unmanaged index that measures the performance of those Russell 1000® companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group.

(10) The Russell Midcap® Growth Index is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. Russell Midcap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group.

(11) The MSCI EAFE Index (Europe, Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index.

(12) The Russell 2000® Growth Index is an unmanaged index that measures the performance of those Russell 2000® companies with higher price-to-book ratios and higher forecasted growth values. Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group.

(13) The MSCI Emerging Markets Index is an unmanaged free float-adjusted market captialization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index.

(14) Mortgage-backed securities involve risk of loss due to prepayments and defaults.

(15) Sit U.S. Government Securities Fund Class Y shares were first issued on January 1, 2020, and therefore Class Y shares returns reflect performance since 1/1/20.

(16) The Bloomberg Intermediate Government Index is a sub-index of the Bloomberg Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

(17) Sit Quality Income Fund Class Y shares were first issued on March 30, 2022, and therefore Class Y shares returns reflect performance since 3/30/22.

(18) The Bloomberg U.S. 1-3 Year Government/Credit Bond Index is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

(19) Income from tax-exempt funds may be subject to state & local taxes. Capital gains distributions, if any, will be subject to tax.

(20) Taxable equivalent yield is based on the 30-Day SEC Yield at a federal tax rate of 40.8%. This calculation does not reflect a benefit for a deduction for state and local taxes.

(21) Sit Tax-Free Income Fund Class Y shares were first issued on June 1, 2021, and therefore Class Y shares returns reflect performance since 6/1/21.

(22) The Bloomberg 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index.

(23) A portion of income may be subject to federal income tax including the alternative minimum tax (AMT).

(24) Taxable equivalent yield is based on the 30-Day SEC Yield at a federal tax rate of 40.8% and a Minnesota tax rate of 9.85%, for an effective combined tax rate of 46.63%. This calculation does not reflect a benefit for a deduction for state and local taxes.

(25) Due to the Fund's inception date of 3/31/15, the 2015 calendar year returns for the Sit Small Cap Dividend Growth Fund and its benchmarks reflect performance since 3/31/15.

(26) Due to the Fund's inception date of 6/30/16, the 2016 calendar year returns for the Sit ESG Growth Fund and its benchmarks reflect performance since 6/30/16.

(27) Due to the Sit Quality Income Fund's Class Y share inception date of 3/30/22, the 2022 calendar year return reflects performance since 3/30/22.

(28) Due to the Sit Tax-Free Income Fund's Class Y share inception date of 6/1/21, the 2021 calendar year return reflects performance since 6/1/21.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

Sit Investment Associates

Sit Mutual Funds